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175 Powder Forest Drive
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Simsbury, CT 06089-9658
Writer’s Direct Line: (202) 965-8127	(860) 392-5000
Email Address: rtc@jordenusa.com	Fax: (860) 392-5058

April 4, 2012

BY EDGAR

Michelle Roberts, Esq.

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A (“Registrant”)
ONcore Premier Variable Annuity
Post-Effective Amendment No. 46 to Form N-4 Registration Statement
File Nos. 333-43515 and 811-01978

Dear Ms. Roberts:

On behalf of the Registrant and its depositor, The Ohio National Life Insurance Company (“Ohio National”), I am writing to respond to the Commission staff’s comment recited below, which was conveyed to Registrant by telephone on April 2, 2012. I understand that the comment applies to the above-referenced filing (“Amendment”) and to 13 other ONcore Variable Annuity post-effective amendments filed on February 24, 2012.

Comment: For all 14 filings, changes to the annual credit rate and annual withdrawal percentages should be made in a 485(a) post-effective filing. Therefore, please delete all references to your reservation of rights to change such rates or percentages for future contracts within a given range or otherwise.  Similarly, if any of the 14 contracts permit the GLWB rider to be purchased after the contract is issued, please delete any reservation of range disclosure.

Response: The comment pertains to the GLWB Plus rider (“Rider”), which is currently available only at the time of contract issuance. The Amendment discloses that the annual credit rate (“ACR”) applied to the benefit base under the Rider is 8% and that Ohio National reserves the following right:

Michelle Roberts, Esq.

April 4, 2012

We reserve the right to change the annual credit rate for the GLWB Plus on new contracts issued in the future. The annual credit rate for the GLWB Plus will always be between 5-8%. If we change the annual credit rate for the GLWB Plus, we will supplement this prospectus with the new annual credit rate prior to issuing riders with that new rate.

The Amendment also includes the following pertinent disclosure regarding the maximum annual withdrawal rate (“MAW”) under the Rider:

The maximum amount you may withdraw in a contract year under the GLWB Plus rider is equal to the maximum annual withdrawal percentage multiplied by the “GLWB base.” The maximum annual withdrawal percentages for the GLWB Plus are as follows:

Annuitant’s Age	Maximum Annual Withdrawal %
59 1/2 to 64	4.25%
65 to 74	5.25%
75 to 79	6%
80 to 84	6.5%
85+	7%

In the future, we may offer GLWB Plus riders that have different maximum annual withdrawal percentages within the ranges listed below. We also may offer GLWB Plus riders in the future with different ranges of maximum annual withdrawal percentages.

Annuitant’s Age	Maximum Annual Withdrawal % Ranges
59 1/2 to 64	3.25-4.75%
65 to 74	4.25-5.75%
75 to 79	5-6.5%
80 to 84	5.5-7%
85+	6-7.5%

1. Purpose of Including Ranges. The purpose of including the ACR and MAW ranges in the prospectus is to lay a disclosure predicate so that Ohio National can revise the rates, if necessary or appropriate, during the year by filing prospectus supplements pursuant to Rule 497 under the Securities Act of 1933, as amended (“1933 Act”), rather than by filing post-effective amendments pursuant to Rule 485(a) thereunder. Using a Rule 497 prospectus supplement to reflect ACR and MAW rate changes will enable Ohio National to respond far more quickly to changing economic, market, and business conditions, thereby enhancing its ability to compete with significantly larger market participants and to control its risks under the guarantees offered by the Rider.

2. Legal Basis for the Approach. The foregoing approach is entirely consistent with the Commission’s longstanding position on when a post-effective amendment must be filed and the flexibility that should be afforded to the use of prospectus supplements or “stickers.” As the Commission staff is aware, in 1981 the Commission for shelf offerings

Michelle Roberts, Esq.

April 4, 2012

proposed raising “the threshold for requiring the filing of a post-effective amendment to those facts and events that represent fundamental changes to the information in the registration statement.”1The Commission did so in response to comments opposing a proposed undertaking to file post-effective amendments to reflect material changes to a shelf registration on grounds that (1) updating by post-effective amendment resulted in “unnecessary expense and delay,” (2) a shelf registration would normally be updated annually pursuant to 1933 Act Section 10(a)(3) so that the offering prospectus would not remain unchanged for “an inappropriately long period of time,” and (3) the prospectus “would remain subject to liability under 1933 Act Section 12(2).”2

The Commission stated that its intent in using the term “fundamental” was “to reflect more accurately the current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement. Material changes that can be accurately and succinctly stated in a short sticker would continue to be permitted.”3 By way of example, the Commission noted that in a shelf registration statement for a series of debt offerings, a registrant could use a prospectus sticker to reflect changes in “interest rates, redemption prices, and maturities.”4

These principles clearly support the use of Rule 497 prospectus supplements to disclose changes in ACR and MAW rates. An ACR or MAW rate is certainly no more fundamental (and arguably less fundamental) to the offering of the Rider than interest rates, redemption prices, and maturities are to a shelf offering of debt securities. Furthermore, because the ACR and MAW rates will always fall within the ranges described in the prospectus, a change in the rates will not result in a fundamental change

1 Delayed or Continuous Offering and Sale of Securities, Securities Act Release No. 6334 at 12 (Aug. 6, 1981) (reproposal of Rule 462A, which later was adopted as Rule 415) (emphasis added). See also Securities Act Release No. 6423 (Sept. 2, 1982) (extending until December 1983 the effective date of Rule 415, which requires registrants to furnish undertakings required by Regulation S-K Item 512(a) relating to circumstances in which the registration statement should be updated by means of a post-effective amendment). The Commission’s statements were made in the context of rulemaking intended to facilitate shelf offerings of securities under the 1933 Act, which are analogous to the continuous offerings registered by variable annuity issuers on Form N-4.

2 Id. Section 12(2) is now Section 12(a)(2).

3 Id. (emphasis added).

4 Id. (emphasis added). These principles are currently embodied in the undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Michelle Roberts, Esq.

April 4, 2012

in the information contained in the registration statement since it already contains disclosure covering the range of rates that may be offered.5

In addition, the prospectus disclosure of the ACR and MAW rates is concise, compartmentalized, and easy to understand. As a result, any change to the current rates will involve only minor disclosure edits to the prospectus that can be accurately and succinctly described in a Rule 497 prospectus supplement. Among other things, for example, changes to the current rates will not affect the fee table. Like changes in interest rates and redemption prices for debt securities, such rate changes in the situation at hand are ideally suited for disclosure by means of a Rule 497 prospectus supplement.6

The foregoing approach also comports with the flexibility afforded by state insurance law, which allows contract forms to be filed on a “bracketed” basis to accommodate changes that insurers may make in discrete items such as ACR and MAW rates.

Finally, developments subsequent to the adoption of Rule 415 have strengthened the legal basis for effecting changes through a Rule 497 prospectus supplement rather than a Rule 485(a) amendment. As noted above, in connection with its adoption of Rule 415, the Commission took account of the fact that prospectuses that are not filed as part of a registration statement would nevertheless be subject to liability under what is now Section 12(a)(2). Subsequently, the Commission also took the position that liability under Section 11 of the 1933 Act would apply:

5 By contrast, and without conceding the point, Registrant intends to file a post-effective amendment by Rule 485(a) to effect a change in the ranges themselves if Registrant decides to make changes to the ranges in the future. Any changes in the ACR and MAW rates would apply only to Contracts issued after the change. Accordingly, there is no possibility that the foregoing approach could be used to reduce the ACR and MAW rates on the basis of which an existing contract was offered and sold.

6 In this regard, it bears noting that in shelf offerings of other registered insurance products, such as market value adjustment or “MVA” interests, the Commission has declared effective registration statements where important information, such as currently available interest rates on guaranteed investment options subject to MVAs, are provided not by prospectus or even prospectus supplement but by the sales force. See, e.g., Form S-3 Registration Statement of AXA Equitable Life Insurance Co. (File No. 333-177420) (declared effective Oct. 21, 2011). In addition, investment company registrants engaged in continuous offerings frequently disclose other types of important information, such as changes (most recently decreases) in 12b-1 and shareholder servicing fees for mutual funds where a maximum rate has already been shown, by Rule 497 prospectus supplement. See, e.g., First Trust Preferred Securities and Income Fund, Rule 497 Prospectus Supplement dated December 15, 2011 (File Nos. 333-168727 and 811-22452) (reducing 12b-1 fee from 0.75% to 0.50%); Direxion/Wilshire Dynamic Fund, Rule 497 Prospectus Supplement dated December 2, 2010 (File Nos. 333-28697 and 811-08243) (reducing shareholder servicing fee from 0.25% to 0.10%).

Michelle Roberts, Esq.

April 4, 2012

Because prospectus supplements are not set forth in post-effective amendments, it has been argued the Section 11 liability does not attach to them. It is [the Commission’s view] that these supplements are part of the prospectus and Section 11 liability applies to the information in them.7

The Commission reaffirmed that position in 2005 when it adopted its Securities Offering Reform.8 Under this Commission interpretive position, Rule 497 prospectus supplements filed by Registrant would be subject to Section 11 liability, thereby further diminishing any rationale for requiring ACR or MAW rate changes to be filed by Rule 485(a) amendment.

3. Benefits of the Approach. The foregoing approach will lessen the burden on the Commission staff’s time and resources in processing unnecessary and costly Rule 485(a) amendments. As a practical matter, if the ACR or MAW rates change, there will be no new substantive information for the Commission staff to review because it will have already reviewed the range of rates. Certainly, there is no expectation that the Commission staff would provide any substantive comment on the specific rates themselves. In addition, the minor disclosure changes necessary to reflect any change in ACR or MAW rates, e.g., the current rate is now X% instead of Y%, are not the type of major and substantial changes that merit Commission staff review.

The inclusion of the ranges in the prospectus contained in Registrant’s registration statement ensures full statutory liability for such information. The Rule 497 prospectus supplements also will be subject to liability under 1933 Act Section 12(a)(2). In addition, under the aforementioned Commission interpretive position and arguably under Rule 430C, the Rule 497 prospectus supplements would be subject to liability under 1933 Act Section 11. Accordingly, the foregoing approach involves no diminution in investor protection.

Perhaps most importantly, the foregoing approach will allow Ohio National to avoid the significant delays and costs of filing unnecessary Rule 485(a) amendments to effect disclosure changes that can readily be described in a short Rule 497 prospectus supplement. Requiring Ohio National to effect these types of disclosure changes through

7 The Regulation of Securities Offerings, Securities Act Release No. 7606A at Section V.C.1. (Nov. 13, 1998).

8 Securities Act Release No. 8591 at n. 445 (Jul. 19, 2005) (the “Securities Offering Reform Release”) (“In the 1998 proposals, we expressed our belief that prospectus supplements and the information contained in them are subject to liability under Section 11. The rules we adopt today codify that position.”). Rule 430C under the 1933 Act, which was adopted pursuant to the Securities Offering Reform Release, also appears, at least on its face, to have codified this position as to Registrant.

Michelle Roberts, Esq.

April 4, 2012

Rule 485(a) amendments effectively forces it to try to predict what rates might be competitive and for what time period at least 60 days in advance (the time it can take to effect a change by Rule 485(a)). Unfortunately, this is not only completely impractical, but also harmful inasmuch as it places Ohio National in the difficult position of having to choose between shutting off sales (thereby significantly disrupting its distribution network and its own work force) and maintaining either non-competitive or overly generous products on the market for far longer periods of time than desired (thereby subjecting it, respectively, to the risk of losing market share or bearing far greater risks under its products than anticipated). Rule 485(a) amendments also involve significantly higher costs than a Rule 497 prospectus supplement, including, for example, those associated with obtaining independent auditors’ consents, EDGAR filing costs, and greater internal resource requirements to process the filing.

Ohio National conceivably could try to address the timing problem by constantly filing successive 485(a) amendments or even concurrent multiple registrations in anticipation of possible rate changes, but the sheer inefficiency and wastefulness of such a process is self-evident. Unfortunately, however, that is a process that some registrants may find themselves adopting, if they haven’t already. In this regard, the Commission staff may find it instructive to consider the extent to which registrants have filed product variations but not taken them to market.

By contrast, the use of Rule 497 prospectus supplements will allow Ohio National to respond to changes in economic, market, and business conditions in an efficient and prompt manner.

_________________________

For the foregoing reasons, I respectfully submit that including the ACR and MAW ranges in the prospectus and reflecting changes in them by Rule 497 prospectus supplement is entirely consistent with the efficient registration and disclosure process that the Commission intended to apply in delayed or continuous offerings. There is simply no reason in the circumstances presented to interpret the federal securities laws in a manner that would cause Ohio National to lurch from one 60 day filing to the next as it attempts to respond to changes in the competitive landscape. Doing so would expose Ohio National to unnecessary delays and risks, as well as impose a significant anti-competitive cost burden.

Representatives of Ohio National, including its General Counsel, are prepared to meet with the Commission staff in Washington, D.C., as soon as possible to discuss and resolve the matter if necessary.

Michelle Roberts, Esq.

April 4, 2012

Please contact me at the number above or Kimberly A. Plante, Senior Associate Counsel at (513) 794-6278 if you have any questions.

Sincerely,

/s/ Richard T. Choi
Richard T. Choi

Cc:	Michael Haverkamp, Esq.
Kimberly Plante, Esq.